Dennis Brovarone
                         ATTORNEY AND COUNSELOR AT LAW
                            18 MOUNTAIN LAUREL DRIVE

                              LITTLETON, CO 80127
                     PHONE 303 466 4092 / FAX 303 466 4826
                           EMAIL: DBROVARONE@AOL.COM

June 25, 2012

Ajay Koduri, Attorney-Advisor
Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission

    RE: CHINESEINVESTORS.COM, INC.
        FORM AMENDMENT NO 3 TO S-1 FILED JUNE 4, 2012
        FILE NO, 333-1792012

Dear Mr. Koduri and Ms Krebs:

      This correspondence responds to the staff comments dated June 13, 2012. This response letter is being transmitted via EDGAR on this date.

      The following reproduces each of the staff's comments followed by our supplemental response.

General

1. We note your response to comment 1 from our letter dated June 1, 2012 and are unable to agree. Please supplementally provide us with an opinion of counsel who is authorized to practice in Indiana supporting your position that no shareholder vote is required on a reverse split of outstanding common stock; that Indiana does not place any time limits on shareholder authorization for the board of directors to act upon any matter; and that no amendment to your articles of incorporation is required to be filed with the Secretary of State to effectuate a reverse stock split. In the opinion, please have counsel address the nature of the reverse stock split - i.e, whether both the company's issued and unissued authorized shares were subject to the split or only the company's issued shares. In the alternative, provide risk factor disclosure regarding failing to comply with state laws and, if applicable, federal securities laws for effectuating a reverse stock split without proper notice, authorization, and filing of an amendment to the articles of incorporation.

RESPONSE: Please see the attached opinion of Davis and Sarbinoff, the Company's counsel in Indiana.

Thank you for your assistance and we look forward to hearing back from the Staff as soon as possible.

Sincerely,


/s/ Dennis Brovarone
Dennis Brovarone
Legal Counsel

P . ADAM DAVIS Attorney at Law

Telephone 317.569.1200
Telefax 317.569.1293
adavis@d-slaw.com
-----------------


June 25, 2012                                         PRACTICE AREAS
                                                      ---------------
                                                 BUSINESS LAW & LITIGATION
VIA ELECTRONIC MAIL                               MERGERS & ACQUISITIONS
                                              REAL ESTATE, LAND USE & ZONING
                                               FRANCHISE LAW & ORGANIZATION
Brett Roper                                        TRADEMARK & COPYRIGHT
Chief Operating Officer                           ADMINISTRATIVE LAW
ChineseInvestors.com, Inc.                           REGULATION & LICENSING
13791  East Rice Place, Suite #107                TAXATION AND PLANNING
Aurora, Colorado 80015




  Re:          ChineseInvestors.com, Inc.
               Amendment No. 3 to Form S-1 Filed June 4, 2012 File
               No. 333-179783

Dear Mr. Roper:

      ChineseInvestors.Com, Inc. (the "Company") has engaged my services for the purposes of providing a legal opinion from an attorney licensed to practice law in the State of Indiana with regard to the following legal issue: Whether a reverse stock split of outstanding common stock requires (1) a shareholder vote ("Shareholder Approval"), (2) an amendment to the Company's Articles of Incorporation ( "Amendment of Articles"), and (3) whether Indiana law places any time restrictions on Shareholder Approval ("Time Restrictions"). See App. at 31-32.

      I am in receipt of and have reviewed the following documents (which are attached hereto in the Appendix referenced herein as "App. at X"):


            1. Articles of Incorporation for MAS Acquisition LII Corp. See App. at 1-27.

            2. Minutes of a Special Meeting of the Board of Directors of Chineseinvestors.com, an Indiana Corporation, held of July 5th, 2004. See App. at 28.


            3. Chinese Investors.COM Board Resolutions dated July 16, 2011. See App. at 29-30.

            4. Securities and Exchange Commission Letter dated June 13, 2012. See App. at 31-32.

            5. Letter of Counsel for ChineseInvestors.Com, Inc. dated June 4, 2012. See App. at 33-34.


      As will be explained in detail herein, Indiana law does not require any provision to be set forth with a corporation's Articles of Corporation governing reverse stock splits. In the absence of an explicit provision set forth in the Articles of Incorporation governing reverse stock splits, there is no legal authority under Indiana law that requires (1) an Amendment of Articles and/or
(2) Shareholder Approval. Finally, in the context of ratifying Shareholder Approval of an Amendment of Articles, there are no Time Restrictions.

June 25, 2012
Page 2 of 4

A. GOVERNING LAW.

      Indiana law with regard to corporate governance is controlled by the Indiana Business Corporation Law codified at Indiana Code Sec. 23-1, et. seq. (the "Act"). See I.C. Sec. 23-1-17-1. The Act applies to all domestic corporations incorporating and existing under the laws of the State of Indiana. See I.C. Sec. 23-1-17-3(a).

B. ARTICLES OF INCORPORATION: NECESSARY AND    PERMISSIBLE PROVISIONS.

      Pursuant to I.C. Sec. 23-1-21-2, Articles of Incorporation under Indiana law "must" include certain provisions and also "may" include certain provisions; none of which require the inclusion of provisions governing reverse stock splits. Specifically, Pursuant to I.C. Sec. 23-1-21-2(a), the articles of incorporation "must" set forth:

      (1) a corporate name for the corporation that satisfies the requirements of IC 23-1-23-1;

      (2)   the number of shares the corporation is authorized to issue;

      (3) the street address of the corporation's initial registered office in Indiana and the name of its initial registered agent at that office; and

      (4)   the name and address of each incorporator.


       Pursuant to I.C. Sec. 23-1-21-2(b), the articles of incorporation "may" set forth:

      (1) the names and addresses of the individuals who are to serve as the initial directors;

      (2)   provisions not inconsistent with law regarding:

            (A)   the   purpose   or  purposes  for  which  the  corporation  is
                  organized;

            (B) managing the business and regulating the affairs of the corporation;

            (C)   defining,   limiting,   and   regulating  the  powers  of  the
                  corporation, its board of directors, and shareholders;

            (D)   a par value for authorized shares or classes of shares; and

            (E) the imposition of personal liability on shareholders for the debts of the corporation to a specified extent and upon specified conditions; and (3) any provision that under this article is required or permitted to be set forth in the bylaws.


      Furthermore, "[t]he articles of incorporation need not set forth any of the corporate powers enumerated in [I.C. Sec. 23-1-21-2(a) or (b)]." See I.C. Sec. 23-1-21-2(c). Accordingly, Shareholder Approval for a reverse stock split is only required if the articles of incorporation require such a vote. See also I.C. Sec. 23-1-26-4 (no restriction on stock splits unless said restrictions appear in a corporation's Articles of Incorporation).

June 25, 2012
Page 3 of 4

C. AMENDMENTS TO THE ARTICLES OF INCORPORATION.

      Amendment to the Articles of Incorporation of a corporation organized and existing under the laws of the State of Indiana is controlled by I.C. Sec. 23-1-38, et seq. I.C. Sec. 23-1-38-1(a) provides that "[a] corporation may amend its articles of incorporation at any time to add or change a provision that is required or permitted to be in the articles of incorporation or to delete a provision not required to be in the articles of incorporation."

      I.C. Sec. 23-1-38-2 governs amendments by a corporation's Board of Directors that are permitted without shareholder approval and such section provides as follows:

      Unless  the  articles  of incorporation provide otherwise, a corporation's board of directors may adopt one (1) or more amendments to the corporation's articles of incorporation without shareholder action to: [] change each issued and unissued authorized share of an outstanding class into a greater number of whole shares or a lesser number of whole shares and fractional shares if the corporation has only shares of that class outstanding; ... or [to] make any other change expressly permitted by this article to be made without shareholder action.

      Accordingly, Shareholder Approval for a reverse stock split is only required if the articles of incorporation require such a vote. See also I.C. Sec. 23-1-26-4 (no restriction on stock splits unless said restrictions appear in a corporation's Articles of Incorporation).

D. SHAREHOLDER APPROVAL: WHEN REQUIRED.

      I.C. Sec. 23-1-38-6, which is captioned, "Filing of articles of amendment" does NOT require Shareholder Approval as a condition precedent to amending a corporation's Articles. Specifically, I.C. Sec. 23-1-38-6(a)(5) only references Shareholder Approval where an Indiana Corporation is filing to amendment their Articles of Incorporation; and, even in this circumstance, Shareholder Approval is required only where the corporation's governing documents require said approval. Id. ("A corporation amending its articles of incorporation shall deliver to the secretary of state for filing articles of amendment setting forth
....  if  an  amendment  was  adopted  by the incorporators or board of directors without shareholder action, a statement to that effect and that shareholder action was not required[.]") (emphasis added).

      Unless the Articles of Incorporation explicitly provide for Shareholder Approval with regard to a proposed reverse stock split, Shareholder Approval is not required to amend a corporation's Articles of Incorporation. See I.C. Sec. 23-1-38-4(a) ("The holders of the outstanding shares of a class are entitled to vote as a separate voting group (if shareholder voting is otherwise required by this article) on a proposed amendment if the amendment would: (1) increase or decrease the aggregate number of authorized shares of the class; ... or ([2]) change the shares of all or part of the class into a different number of shares of the same class .... ").

      Accordingly, Shareholder Approval for a reverse stock split is only required if the articles of incorporation require such a vote. See also I.C. Sec. 23-1-26-4 (no restriction on stock splits unless said restrictions appear in a corporation's Articles of Incorporation).

June 25, 2012
Page 4 of 4

E. CONCLUSION.

      In summation, Indiana law does not require any provision to be set forth with a corporation's Articles of Corporation governing reverse stock splits. In the absence of an explicit provision set forth in the Articles of Incorporation governing reverse stock splits, there is no legal authority under Indiana law that requires (1) an Amendment of Articles and/or (2) Shareholder Approval. Finally, in the context of ratifying Shareholder Approval of an Amendment of Articles, there are no Time Restrictions. Whether Shareholder Approval and/or an Amendment of Articles is required to effectuate a reverse stock split is solely dependent on whether the Company's Governing Documents require the same and such determination is outside the scope of this opinion.

                                        Sincerely,


                                        DAVIS & SARBINOFF, LLP, an
                                        Indiana limited liability partnership,



                                        By:  /s/ P. Adam Davis
                                             P. Adam Davis, Managing Partner


PAD/sk


Enclosures (Appendix)

CC: Dennis Brovarone, Legal Counsel to ChineseInvestors.Com, Inc.
    Larry Spirgel, Assistant Director,
      United States  Securities  and Exchange Commission

EXHIBIT 3.1  Articles of Incorporation - MAS Acquisition LII Corp.

[SEAL]                            1997010490
ARTICLES OF INCORPORATION                       SUE ANNIE GILROY
State form 4159 (R10 / 8-95)                    SECRETARY OF STATE
Approved by State Board of Accounts 1995        CORPORATIONS DIVISION
                                                302 W. Washington St., Rm.E018
                                                Indianapolis, IN  46204
                                                Telephone: (317) 232-6576

INSTRUCTIONS: Use 8 1/2" x 11" white paper      Indiana Code 23-1-21-2
              for inserts.
              Present original and two (2)      Filing Fee:  $90.00
              copies to address in upper right
              hand corner of this form.
              Please TYPE of PRINT
              Upon completion of filing, the Secretary of State will issue a receipt

                           ARTICLES OF INCORPORATION

The undersigned, desiring to form a corporation (hereinafter referred to as "Corporation") pursuant to the provision of:

X  Indiana Business Corporation Law             Indiana Professional Corporation
                                                Act 1983, Indiana Code 23-1.5-1-
As amended, executes the following              1, et seq. (Professional
Articles of Incorporation:                      corporations must include
                                                Certificate of Registration.)


                     ARTICLE I - NAME AND PRINCIPAL OFFICE

Name of Corporation (the name must include the word "Corporation", "Incorporated", "Limited", "Company" or an abbreviation thereof.)
     MAS Acquisition LII Corp.

  Principal Office:  The address of the principal office of the Corporation is:
Post office address                   City          State            ZIP Code
1922 North Bedford Ave.            Evansville        IN              47711


                     ARTICLE II - REGISTERED OFFICE AND AGENT

  Registered Agent: The name and street address of the Corporation's Registered Agent and Registered Office for service of process are:
Name of Registered Agent
     Aaron Tsai

Address of Registered Office (street or building)    City             ZIP Code
  1922 North Bedford Ave.                       Evansville  Indiana   47711


                         ARTICLE III - AUTHORIZED SHARES

Number of shares of the
Corporation is authorized to      20 million Preferred shares par value $0.001
issue:                            80 million Common shares par value $0.001
         If there is more than one class of shares, shares with rights and preferences, list such information as "Exhibit A."


                                                           APPENDIX PAGE 1 OF 34

                           ARTICLE IV - INCORPORATIONS
      [the name(s) and address(es) of the incorporators of the corporation]

                  NUMBER AND STREET
NAME                 OR BUILDING            CITY       STATE        ZIP CODE
Aaron Tsai         1922 North Bedford    Evansville    IN           47711
                   Ave.


  In Witness Whereof, the undersigned being all the incorporators of said Corporation execute these Article of Incorporation and verify, subject to penalties of perjury, that the statements contained herein are true,

  this  28th  day of   December     , 1996.

Signature   /s/  Aaron Tsai             Printed name   Aaron Tsai
Signature                               Printed name
Signature                               Printed name
The instrument was prepared by: (name)
      Aaron Tsai
Address (number, street, city and state)                            ZIP code
     1922 North Bedford Ave., Evansville IN                         47711

                                                           APPENDIX PAGE 2 OF 34

EXHIBIT 3.11  Certificate of Incorporation of MAS Acquisition LII Corp.

         Articles of Incorporation - MAS Acquisition LII Corp.

                        STATE OF INDIANA
                OFFICE OF THE SECRETARY OF STATE

                  CERTIFICATE OF INCORPORATION

                                OF

                    MAS ACQUISITION LII CORP.

I, SUE ANN GILROY, Secretary of State of Indiana, hereby certify that Articles of Incorporation of the above corporation have been presented to me at my office accompanied by the fees prescribed by law; that I have found such Articles conform to law; all as prescribed by the provisions of the Indiana Business Corporation Law, as amended.

NOW, THEREFORE, I hereby issue to such corporation this Certificate of Incorporation, and further certify that its corporate existence will begin January 06, 1997.

[SEAL] In Witness Whereof, I have hereunto set my hand and affixed the seal of the State of Indiana, at the City of Indianapolis, this Sixth day of January, 1997.

                                /s/ Sue Anne Gilroy

                                SUE ANNE GILROY, Secretary of State


                                                           APPENDIX PAGE 3 OF 34

EXHIBIT 3.12 Article of Amendment of the Article of Incorporation of MAS Acquisition LII Corp.

ARTICLES OF AMENDMENT OF THE                    SUE ANNIE GILROY
ARTICLES OF INCORPORATION                       SECRETARY OF STATE
State form 38333 (R8 / 12-96)                   CORPORATIONS DIVISION
Approved by State Board of Accounts 1995        302 W. Washington St., Rm.E018
                                                Indianapolis, IN  46204
                                                Telephone: (317) 232-6576

INSTRUCTIONS: Use 8 1/2" x 11" white paper      Indiana Code 23-138-1 et seq.
              for inserts.
              Present original and two copies   Filing Fee:  $30.00
              to address in upper right hand
              corner of this
              Please TYPE of PRINT


                                                           APPENDIX PAGE 4 OF 34

EXHIBIT 3.2 Articles of Amendment of the Article of Incorporation - MAS Acquisition LII Corp.


                        ARTICLES OF AMENDMENT OF THE
                        ARTICLES OF INCORPORATION OF:

Name of Coporation                                Date of incorporation
  MAS Acquisition LII Corp.                       January 6, 1997

The undersigned officers of the above referenced Corporation (hereinafter referred to as the "Corporation") existing pursuant to the provisions of:
(indicate appropriate act)

  X  Indiana Business                           Indiana Professional
     Coporation Law                             Corporation Act of 1983

  as amended (hereinafter referred to as the "Act"), desiring to give notice of corporate action effectuating amendment of certain provisions of its Articles of Incorporation, certify the following facts:

                          ARTICLE I Amendment(s)

The exact text of Article(s)                 I                  of the
Articles

      (NOTE: If amending the name of corporation, write Article "I" in space above and write "The name of the Corporation is ----------," below.)



        The name of the corporation is Chineseinvestors.com, Inc.


                              ARTICLE II

Date of each amendment's adoption:
  June 12, 2000

                                                           APPENDIX PAGE 5 OF 34

                              ARTICLE III

Mark applicable section: NOTE - Only in limited situations does Indiana law permit an Amendment without shareholder approval. Because a name change requires shareholder approval, Section 2 must be marked and either A or B completed.

        SECTION 1 This amendment was adopted by the Board of Director or incorporators and shareholder action was not required.

   X    SECTION 2  The shareholders of the Corporation entitled to vote in respect to the amendment adopted the proposed amendment.
                   The amendment was adopted by: (Shareholder approval may be by either A or B.)

                   A. Vote of such shareholders during a meeting called by the Board of Directors. The result of such vote is as follows:

        8,519,900       Shares entitled to vote
        8,200,000       Number of shares represented at the meeting
        8,200,000       Shares voted in favor
        0               Shareds voted against

                   B. Unanimous written consent executed on June 12, 2000 and signed by all shareholders entitled to vote.


                   ARTICLE IV Compliance with Legal Requirements

The manner of the adoption of the Articles of Amendment and the vote by which they were adopted constitute full legal compliance with the provisions of the Act, the Articles of Incorporation, and the By-Laws of the Corporation.

I hereby verify, subject to penalties of perjury, that the statements contained herein are true, this 12th day of June, 2000.

Signature of current officer or                 Printed name of officer or
chairman of the board                           chairman of the board

/s/  Warren Wei Wang                            Warren Wei Wang



Signature's Title

President, Chief Executive Officer, Chairman of the Board and Director


                                                           APPENDIX PAGE 6 OF 34

EXHIBIT 3.3  Articles of incorporation - CHINESEINVESTORS.COM Inc.

           Articles of Incorporation - Chineseinvestors.com, Inc.

2141046
                        State of California

                        SECRETARY OF STATE

     I, BILL JONES, Secretary of State of the State of California, hereby certify:

     That the attached transcript of 1 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.

[SEAL]                                    IN WITNESS WHEREOF, I execute this
                                             certificate and affix the Great
                                             Seal of the State of California
                                             this day of

                                             JUN 18, 1999
                                          ----------------------------------
                                          /s/ Bill Jones
                                          Secretary of State


                                                           APPENDIX PAGE 7 OF 34

                        ARTICLE OF INCORPORATION
                                 OF
                        CHINESEINVESTORS.COM INC.
                        -------------------------

                               ARTICLE I

The name of this corporation is CHINESEINVESTORS.COM INC.

                               ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California corporation code.

                               ARTICLE III

The name and address in the state of California of this Corporation's initial agent for service of process is: Lan JIANG
      Address:  4953 Ardsley Dr., Temple City, CA  91780

                               ARTICLE IV

The corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 10,000,000.

DATED: 6-11-99        /s/ Lan Jiang                    Lan JIANG
                      /s/ Clayton Miller               Clayton Miller
                      --------------------             -----------------------
                      Signature(s) of In-              (Typed name of
                      corporator/                      of incorporators(s)

I (We) hereby declare that I (We) am (are) the person(s) who executed the foregoing Article of Incorporation, which execution is my (our) act and deed.

                        /s/ Lan JIANG                   Lan JIANG
                        /s/ Clayton Miller              Clayton Miller

                                                           APPENDIX PAGE 8 OF 34

EXHIBIT 3.4 Certificate of Amendment of Article of Incorporation of Chineseinvestors.com, Inc.

           Certificate of Amendment of Article of Incorporation of Chineseinvestors.com, Inc.

A0542141
                        State of California

                        SECRETARY OF STATE

     I, BILL JONES, Secretary of State of the State of California, hereby certify:

     That the attached transcript of 1 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.

[SEAL]                                    IN WITNESS WHEREOF, I execute this
                                             certificate and affix the Great
                                             Seal of the State of California
                                             this day of

                                             APR - 3, 2000
                                          ----------------------------------
                                          /s/ Bill Jones
                                          Secretary of State


                                                           APPENDIX PAGE 9 OF 34

EXHIBIT 3.4

                          CERTIFICATE OF AMENDMENT
                                     OF
                          ARTICLES OF INCORPORATION

Lan JIANG AND Clayton Miller certify that:

1. They are the president and the secretary, respectively, of CHINESEINVESTORS.COM INC., a California Corporation.

2. Article IV of the articles of incorporation of this corporation is amended to read as follows:

    The corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 30,000,000.

3. The foregoing amendment of articles of incorporation has been duly approved by the board of directors.

4. The foregoing amendment of articles of incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the Corporations Code. The total number of outstanding shares of the corporation is 4,653,899. The number of shares voting in favor of the amendment equaled of exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date:    February 9, 2000                       /s/ Lan Jiang
                                                ----------------------------
                                                Lan Jiang      President
                                            [Seal]
                                                /s/ Clayton Miller
                                                ----------------------------
                                                Clayton Miller Vice President

                                                          APPENDIX PAGE 10 OF 34

EXHIBIT 3.5  By-laws

                           Chineseinvestors.com, Inc.
                            (An Indiana Corporation)

                                    BYLAWS


ARTICLE ONE:  NAME AND OFFICES

1.01 Name. The name of the Corporation is Chineseinvestors.com, Inc., hereinafter referred to as the "Corporation"

1.02 Registered Office and Agent. The Corporation shall establish, designate and maintain a registered office and agent in the State of Indiana. The registered office of the Corporation shall be at 17 N. Governor St., Evansville, Indiana 47711.

1.03 Change of Registered Office or Agent. The Corporation may change its registered office or change its registered agent, or both, as the Board of Directors may from time to time determine.

1.04 Other Offices. The Corporation may have offices at such places both within and without the State of California, or within or without the United States and in any foreign countries as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE TWO:  SHAREHOLDERS

2.01 Place of Meetings. All meetings of the Shareholders for the election of Directors and for any other purpose may be held at such time and place, within or without the State of Indiana, as stated in the notice of the meeting or in a duly executed waiver of notice thereof.

2.02 Annual Meeting. An annual meeting of the Shareholders for the election of Directors and for the transaction of such other business as may properly come before the meeting shall be held each year on the first Monday in January, beginning in 1997, or such other date as may be selected by the Board of Directors from time to time. At the meeting, the Shareholders shall elect Directors and transact such other business as may properly be brought before the meeting.

2.03 Special Meeting. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, or by these Bylaws, may be called by the President, the Secretary, the Board of Directors, or the holders of not less than one tenth of all the shares entitled to vote at the meeting. Business transacted at a special meeting shall be confined to the subjects stated in the notice of the meeting.

2.04 Notice. Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, by or at the direction of the person calling the meeting, to each Shareholder of record entitled to vote at the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the Shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

                                                          APPENDIX PAGE 11 OF 34

2.05 Voting List. At least ten days before each meeting of Shareholders a complete list of the Shareholders entitled to vote at such meeting, arranged in alphabetical order and setting forth the address of each and the number of voting shares held by each, shall be prepared by the Officer or agent having charge of the stock transfer books. Such list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any Shareholder during the whole time of the meeting.

2.06 Quorum. The holders of a majority of the shares issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall be requisite and shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by statute, by the Articles of Incorporation or by these Bylaws. If a quorum is not present or represented at a meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

2.07 Majority Vote: Withdrawal of Quorum. When a quorum is present at any meeting, the vote of the holders of a majority of the shares having voting power, present in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one upon which, by express provision of the statutes or of the Articles of Incorporation or of these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question.

2.08 Method of Voting. Each outstanding share, regardless of class, shall be entitled to one vote on each matter subject to a vote at a meeting of Shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the Articles of Incorporation. The Board of Directors may, in the future, at their discretion, direct that voting be cumulative, according to any plan adopted by the Board. At any meeting of the Shareholders, every Shareholder having the right to vote may vote either in person or by proxy executed in writing by the Shareholder or by his duly authorized attorney-in-fact.

No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy. Each proxy shall be revocable unless expressly provided therein to be irrevocable or unless otherwise made irrevocable by law. Each proxy shall be filed with the Secretary of the Corporation prior to, or at the time of, the meeting. Voting for Directors shall be in accordance with Section 3.06 of these Bylaws. Any vote may be taken via voice or by show of hands unless someone entitled to vote objects, in which case written ballots shall be used. Cumulative voting is not prohibited.

2.09 Record Date: Closing Transfer Books. The Board of Directors may fix in advance a record date for the purpose of determining Shareholders entitled to notice of, or to vote at, a meeting of Shareholders, such record date to be not less than ten nor more than sixty days prior to such meeting; or the Board of Directors may close the stock transfer books for such purpose for a period of not less than ten nor more than sixty days prior to such meeting. In the absence of any action by the Board of Directors, the date upon which the notice of the meeting is mailed shall be the record date.

                                                          APPENDIX PAGE 12 OF 34

2.10 Action Without Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of Shareholders or any action which may be taken at any annual or special meeting of Shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

Such consent or consents shall have the same force and effect as the requisite vote of the Shareholders at a meeting. The signed consent or consents, or a copy or copies thereof, shall be placed in the minute book of the Corporation. Such consents may be signed in multiple counterparts, each of which shall constitute an original for all purposes, and all of which together shall constitute the requisite written consent or consents of the Shareholders, if applicable. A telegram, telex, cablegram, or similar transaction by a Shareholder, or a photographic, photostatic, facsimile or similar reproduction of a writing signed by a Shareholder, shall be regarded as signed by the Shareholder for purposes of this Section 2.10.

2.11 Order of Business at Meetings. The order of business at annual meetings, and so far as practicable at other meetings of Shareholders, shall be as follows unless changed by the Board of Directors:

     (a)     Call to order
     (b)     Proof of due notice of meeting
     (c)     Determination of quorum and, if necessary, examination of proxies
     (d)     Announcement of availability of voting list (See Bylaw 2.05)
     (e)     Announcement of distribution of annual reports (See Bylaw 8.03)
     (f)     Reading and disposing of minutes of last meeting of Shareholders
     (g)     Reports of Officers and committees, if deemed necessary
     (h)     Appointment of voting inspectors
     (I)     Unfinished business
     (j)     New business
     (k)     Nomination of Directors
     (l)     Opening of polls for voting
     (m)     Recess
     (n)     Reconvening; closing of polls
     (o)     Report of voting inspectors
     (p)     Other business
     (q)     Adjournment


ARTICLE THREE:  DIRECTORS

3.01 Management. The business and affairs of the Corporation shall be managed by the Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not, by statute or by the Articles of Incorporation or by these Bylaws, directed or required to be exercised or done by the Shareholders.

3.02 Number; Qualification; Election; Term. The Board of Directors shall consist of not less than one member nor more than five members; provided however, the Board of Directors in effect as of the date of effectiveness of these Bylaws consists of three members. A Director need not be a Shareholder or resident of any particular state or country. The Directors shall be elected at the annual meeting of the Shareholders, except as provided in Bylaw

                                                          APPENDIX PAGE 13 OF 34

3.03 and 3.05. Each Director elected shall hold office until his successor is elected and qualified. Each person elected as a Director shall be deemed to have qualified unless he states his refusal to serve shortly after being notified of his election.

3.03 Change in Number. The number of Directors may be increased or decreased from time to time by amendment to the Bylaws, but no decrease shall have the effect of shortening the term of any incumbent Director. Any directorship to be filled by reason of an increase in the number of Directors shall be filled by the Board of Directors for a term of office continuing only until the next election of one or more Directors by the Shareholders; provided that the Board of Directors may not fill more than two such directorships during the period between any two successive annual meetings of Shareholders.

3.04 Removal. Any Director may be removed either for or without cause at any special or annual meeting of Shareholders by the affirmative vote of a majority, in number of shares, of the Shareholders present in person or by proxy at such meeting and entitled to vote for the election of such Directorif notice of intention to act upon such matter is given in the notice calling such meeting.

3.05 Vacancies. Any unfilled directorship position, or any vacancy occurring in the Board of Directors (by death, resignation, removal or otherwise), shall be filled by an affirmative vote of a majority of the remaining Directors though less than a quorum of the Board of Directors.

A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, except that a vacancy occurring due to an increase in the number of Directors shall be filled in accordance with Section
3.03 of these Bylaws.

3.06    Election of Directors.  Directors shall be elected by majority vote.

3.07 Place of Meeting. Meetings of the Board of Directors, regular or special, may be held either within or without the State of Indiana.

3.08 First Meeting. The first meeting of each newly elected Board of Directors shall be held without further notice immediately following the annual meeting of Shareholders, and at the same place, unless the Directors change such time or place by unanimous vote.

3.09 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as determined by the Board of Directors.

3.10 Special Meetings. Special meetings of the Board of Directors may be called by the President or by any Director on three days notice to each Director, given either personally or by mail or by telegram. Except as otherwise expressly provided by statute, or by the Articles of Incorporation, or by these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in a notice or waiver of notice.

3.11 Majority Vote. At all meetings of the Board of Directors, a majority of the number of Directors then elected and qualified shall constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as otherwise specifically provided by statute or by the Articles of Incorporation or by these Bylaws.

                                                          APPENDIX PAGE 14 OF 34

If a quorum is not present at a meeting of the Board of Directors, the Directors present thereat my adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Each Director who is present at a meeting will be deemed to have assented to any action taken at such meeting unless his dissent to the action is entered in the minutes of the meeting, or unless he files his written dissent thereto with the Secretary of the meeting or forwards such dissent by registered mail to the Secretary of the Corporation immediately after such meeting.

3.12 Compensation. By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance of each meeting of the Board of Directors, or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. Members of any executive, special or standing committees established by the Board of Director, may, by resolution of the Board of Directors, be allowed like compensation and expenses for attending committee meetings.

3.13 Procedure. The Board of Directors shall keep regular minutes of its proceedings. The minutes shall be placed in the minute book of the Corporation.

3.14    Interested Directors, Officers and Shareholders.

        (a) If Paragraph (b) is satisfied, no contract or other transaction between the Corporation and any of its Directors, Officers or Shareholders (or any corporation or firm in which any of them are directly or indirectly interested) shall be invalid solely because of such relationship or because of the presence of such Director, Officer or Shareholder at the meeting authorizing such contract or transaction, or his participation in such meeting or authorization.

        (b)  Paragraph (a) shall apply only if:

        (1) The material facts of the relationship or interest of each such Director, Officer or Shareholder are known or disclosed:

             (A) To the Board of Directors and it nevertheless authorizes or ratifies the contract or transaction by a majority of the Directors present, each such interested Director to be counted in determining whether a quorum is present but not in calculating the majority necessary to carry the vote; or

             (B) To the Shareholders and they nevertheless authorize or ratify the contract or transaction by a majority of the shares present, each such interested person to be counted for a quorum and voting purposes; or

        (2) The contract or transaction is fair to the Corporation as of the time it is authorized or ratified by the Board of Directors, a committee of the Board or the Shareholders.

        (c) This provision shall not be construed to invalidate a contract or transaction which would be valid in the absence of this provision.

3.15 Certain Officers. The President shall be elected from among the members of the Board of Directors.

                                                          APPENDIX PAGE 15 OF 34

3.16 Action Without Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all members of the Board of Directors. Such consent shall have the same force and effect as unanimous vote of the Board of Directors at a meeting. The signed consent, or a signed copy thereof, shall be placed in the minute book of the Corporation. Such consents may be signed in multiple counterparts, each of which shall constitute an original for all purposes, and all of which together shall constitute the unanimous written consent of the Directors.

ARTICLE FOUR:  EXECUTIVE COMMITTEE

4.01 Designation. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate an Executive Committee from among its members.

4.02 Number; Qualification; Term. The Executive Committee shall consist of one or more Directors. The Executive Committee shall serve at the pleasure of the Board of Directors.

4.03 Authority. The Executive Committee shall have and may exercise the authority of the Board of Directors in the management of the business and affairs of the Corporation except where action of the full Board of Directors is required by statute or by the Articles of Incorporation, and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it; except that the Executive Committee shall not have authority to amend the Articles of Incorporation; approve a plan of merger or consolidation; recommend to the Shareholders the sale, lease, or exchange of all or substantially all of the property and assets of the Corporation other than in the usual and regular course of its business; recommend to the Shareholders the voluntary dissolution of the Corporation; amend, alter, or repeal the Bylaws of the Corporation or adopt new Bylaws for the Corporation; fill any vacancy in the Board of Directors or any other corporate committee; fix the compensation of any member of any corporate committee; alter or repeal any resolution of the Board of Directors; declare a dividend; or authorized the issuance of shares of the Corporation. Each Director shall be deemed to have assented to any action of the Executive Committee unless, within seven days after receiving actual or constructive notice of such action, he delivers his written dissent thereto to the Secretary of the Corporation.

4.04 Change in Number. The number of Executive Committee members may be increased or decreased (but not below one) from time to time by resolution adopted by a majority of the Board of Directors.

4.05 Removal. Any member of the Executive Committee may be removed by the Board of Directors by the affirmative vote of a majority of the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby.

4.06 Vacancies. A vacancy occurring in the Executive Committee (by death, resignation, removal or otherwise) shall be filled by the Board of Directors in the manner provided for original designation in Section 4.01 above.

4.07 Meetings. Time, place and notice, if any, of Executive Committee meetings shall be as determined by the Executive Committee.


                                                          APPENDIX PAGE 16 OF 34

4.08 Quorum: Majority Vote. At meetings of the Executive Committee, a majority of the members shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of he Executive Committee, except as otherwise specifically provided by statute or by the Articles of Incorporation or by these Bylaws. If a quorum is not present at a meeting of the Executive Committee, the members present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

4.09 Compensation. By resolution of the Board of Directors, the members of the Executive Committee may be paid their expenses, if any, of attendance at each meeting of the Executive Committee and may be paid a fixed sum for attendance at each meeting of the Executive Committee or a stated salary as a member thereof. No such payment shall preclude any member from serving the Corporation in any other capacity and receiving compensation therefor.

4.10 Procedure. The Executive Committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The minutes of the proceedings of the Executive Committee shall be placed in the minute book of the Corporation.

4.11 Action Without Meeting. Any action required or permitted to be taken at a meeting of the Executive Committee may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the Executive Committee. Such consent shall have the same force and effect as a unanimous vote at a meeting. The signed consent, or a signed copy thereof, shall be placed in the minute book. Such consents may be signed in multiple counterparts, each of which shall constitute an original for all purposes, and all of which together shall constitute the unanimous written consent of the Directors.

4.12 Responsibility. The designation of an Executive Committee and the delegation of authority to it shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

ARTICLE FIVE:  NOTICE

5.01 Method. Whenever by statute or the Articles of Incorporation or these Bylaws notice is required to be given to any Director or Shareholder and no provision is made as to how such notice shall be given, it shall not be construed to mean personal notice, but any such notice may be given:

        (a) in writing, by mail, postage prepaid, addressed to such Director or Shareholder at such address as appears on the books of the Corporation; or

        (b) by any other method permitted by law.

Any notice required or permitted to be given by mail shall be deemed to be given at the time it is deposited in the United States mail.

5.02 Waiver. Whenever, by statute or the Articles of Incorporation or these Bylaws, notice is required to be given to a Shareholder or Director, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated in such notice, shall be equivalent to the giving of such notice. Attendance of a Director at a meeting shall constitute a waiver of notice of such meeting except where a Director attends for the express purpose of objecting to the transaction of

                                                          APPENDIX PAGE 17 OF 34
any business on the grounds that the meeting is not lawfully called or convened.

5.03 Telephone Meetings. Shareholders, Directors, or members of any committee, may hold any meeting of such Shareholders, Directors, or committee by means of conference telephone or similar communications equipment which permits all persons participating in the meeting to hear each other. Actions taken at such meeting shall have the same force and effect as a vote at a meeting in person. The Secretary shall prepare a memorandum of the actions taken at conference telephone meetings.

ARTICLE SIX:  OFFICERS AND AGENTS

6.01    Number:  Qualification: Election:  Term.

        (a)  The Corporation shall have:

                (1) A Chairman of the Board (should the Board of Directors so choose to select), a President, a Vice-President, a Secretary and a Treasurer, and

                (2) Such other Officers (including one or more Vice-Presidents, and assistant Officers and agents) as the Board of Directors authorizes from time to time.

        (b) No Officer or agent need be a Shareholder, a Director or a resident of Indiana except as provided in Sections 3.15 and 4.02 of these Bylaws.

        (c) Officers named in Section 6.01(a)(1) above shall be elected by the Board of Directors on the expiration of an Officer's term or whenever a vacancy exists. Officers and agents named in Section
             6.01 (a)(2) may be elected by the Board of Directors at any meeting.

        (d) Unless otherwise specified by the Board at the time of election or appointment, or in an employment contract approved by the Board, each Officer's and agent's term shall end at the first meeting of Directors after the next annual meeting of Shareholders. He shall serve until the end of his term or, if earlier, his death, resignation or removal.

        (e)  Any two or more offices may be held by the same person.

6.02 Removal and Resignation. Any Officer or agent elected or appointed by the Board of Directors may be removed with or without cause by a majority of the Directors at any regular or special meeting of the Board of Directors.
Any Officer may resign at any time by giving written notice to the Board of Directors or to the President or Secretary.

        Any such resignation shall take effect upon receipt of such notice if no date is specified in the notice, or, if a later date is specified in the notice, upon such later date; and unless otherwise specified in the notice, the acceptance of such resignation shall not be necessary to make it effective. The removal of any Officer or agent shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer or agent shall not of itself create contract rights.

                                                          APPENDIX PAGE 18 OF 34

6.03 Vacancies. Any vacancy occurring in any office of the Corporation (by death, resignation, removal or otherwise) may be filled by the Board of Directors.

6.04 Authority. Officers shall have full authority to perform all duties in the management of the Corporation as are provided in these Bylaws or as may be determined by resolution of the Board of Directors from time to time not inconsistent with these Bylaws.

6.05 Compensation. The compensation of Officers and agents shall be fixed from time to time by the Board of Directors.

6.06 Chairman of the Board. The Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and shall exercise and perform such other powers and duties as may be assigned to him by the Board of Directors or prescribed by the Bylaws.

6.07 Executive Powers. The Chairman of the Board, if any, and the President of the Corporation respectively, shall, in the order of their seniority, unless otherwise determined by the Board of Directors or otherwise are positions held by the same person, have general and active management of the business and affairs of the Corporation and shall see that all orders and resolutions of the Board are carried into effect.

        They shall perform such other duties and have such other authority and powers as the Board of Directors may from time to time prescribe. Within this authority and in the course of their respective duties the Chairman of the Board, if any, and the President of the Corporation, respectively, shall have the general authority to:

        (a) Conduct Meetings. Preside at all meetings of the Shareholders and at all meetings of the Board of Directors, and shall be ex official members of all the standing committees, including the Executive Committee, if any.

        (b) Sign Share Certificates. Sign all certificates of stock of the Corporation, in conjunction with the Secretary or Assistant Secretary, unless otherwise ordered by the Board of Directors.

        (c) Execute Instruments. When authorized by the Board of Directors or required by law, execute, in the name of the Corporation, deeds, conveyances, notices, leases, checks, drafts, bills of exchange, warrants, promissory notes, bonds, debentures, contracts, and other papers and instruments in writing, and unless the Board of Directors orders otherwise by resolution, make such contracts as the ordinary conduct of the Corporation's business requires.

        (d) Hire and Discharge Employees. Subject to the approval of the Board of Directors, appoint and remove, employ and discharge, and prescribe the duties and fix the compensation of all agents, employees and clerks of the Corporation other than the duly appointed Officers, and, subject to the direction of the Board of Directors, control all of the Officers, agents and employees of the Corporation.

6.08 Vice-Presidents. The Vice-Presidents, if any, in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the President, perform the duties and have the authority and exercise the powers of the President. They shall perform such

                                                          APPENDIX PAGE 19 OF 34
other duties and have such other authority and powers as the Board of Directors may from time to time prescribe or as the senior Officers of the Corporation may from time to time delegate.

6.09 Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the Shareholders and record all votes and minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for the Executive Committee when required. He shall:

        (a) give, or cause to be given, notice of all meetings of the Shareholders and special meetings of the Board of Directors;

        (b) keep in safe custody the Seal of the Corporation and, when authorized by the Board of Directors or the Executive Committee, affix the same to any instrument requiring it, and when so affixed, it shall be attested by his signature or by the signature of the Treasurer or an Assistant Secretary. He shall be under the supervision of the senior Officers of the Corporation;

        (c) perform such other duties and have such other authority and powers as the Board of Directors may from time to time prescribe or as the senior Officers of the Corporation may from time to time delegate.

6.10 Assistant Secretaries. The Assistant Secretaries, if any, in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and have the authority and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe or as the senior Officers of the Corporation may from time to time delegate.

6.11    Treasurer.  The Treasurer shall:

        (a) have the custody of the corporate funds and securities and shall keep full and accurate accounts of all income, expense, receipts and disbursement of the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

        (b) disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and

        (c) render to the senior Officers of the Corporation and Directors, at the regular meeting of the Board, or whenever they may request it, accounts of all his transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, he shall:

        (a) give the Corporation a bond in such form, in such sum, and with such surety or sureties as satisfactory the Board, for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, paper, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                                                          APPENDIX PAGE 20 OF 34

        (b) perform such other duties and have such other authority and powers as the Board of Directors may from time to time prescribe or as the senior Officers of the Corporation may from time to time delegate.

6.12 Assistant Treasurers. The Assistant Treasurers, if any, in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe or as the senior Officers of the Corporation may from time to time delegate.

ARTICLE SEVEN:  CERTIFICATE AND TRANSFER REGULATIONS

7.01 Certificates. Certificates in such form as may be determined by the Board of Directors shall be delivered, representing all shares to which Shareholders are entitled. Certificates shall be consecutively numbered and shall be entered in the books of the Corporation as they are issued. Each certificate shall state on the face thereof that the Corporation is organized under the laws of the State of Indiana, the holder's name, the number and class of shares, the par value of such shares or a statement that such shares are without par value, and such other matters as may be required by law.

        They shall be signed by the President or a vice-president and either the Secretary or Assistant Secretary or such other Officer or Officers as the Board of Directors designates, and may be sealed with the Seal of the Corporation or a facsimile thereof. If any certificate is countersigned by a transfer agent, or an assistant transfer agent, or registered by a registrar (either of which is other than the Corporation or an employee of the Corporation), the signature of any such Officer may be a facsimile thereof. If any certificate is countersigned by a transfer agent, or an assistant transfer agent, or registered by a registrar (either of which is other than the Corporation or an employee of the Corporation), the signature of any such Officer may be a facsimile thereof.

7.02 Issuance of Certificates. Shares both treasury and authorized but unissued may be issued for such consideration (not less than par value) and to such persons as the Board of Directors determines from time to time. Shares may not be issued until the full amount of the consideration, fixed as provided by law, has been paid. In addition, Shares shall not be issued or transferred until such additional conditions and documentation as the Corporation (or its transfer agent, as the case may be) shall reasonably require, including without limitation, the surrender of such stock certificate or certificates of proper evidence of succession, assignment or other authority to obtain transfer thereof, as the circumstances may require, and such legal opinions with reference to the requested transfer as shall be required by the Corporation (or its transfer agent) pursuant to the provisions of these Bylaws and applicable law, shall have been satisfied.

7.03    Legends on Certificates.

        (a) Shares in Classes or Series. If the Corporation is authorized to issue shares of more than one class, the certificates shall set forth, either on the face or back of the certificate, a full or summary statement of all of the designations, preferences, limitations relative rights of the shares of such class and, if the Corporation is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences of the shares of each such series so far as the same

                                                          APPENDIX PAGE 21 OF 34
             have been fixed and determined, and the authority of the Board of Directors to fix and determine the relative rights and preferences of subsequent series. In lieu of providing such a statement in full on the certificate, a statement on the face or back of the certificate may provide that the Corporation will furnish such information to any shareholder without charge upon written request to the Corporation at its principal place of business or registered office and that copies of the information are on file in the office of the Secretary of State.

        (b) Restriction on Transfer. Any restrictions imposed by the Corporation on the sale or other disposition of its shares and on the transfer thereof may be copied at length or in summary form on the face, or so copied on the back and referred to on the face, of each certificate representing shares to which the restriction applies. The certificate may, however, state on the face or back that such a restriction exists pursuant to a specified document and that the Corporation will furnish a copy of the document to the holder of the certificate without charge upon written request to the Corporation at its principal place of business, or refer to such restriction in any other manner permitted by law.

        (c) Preemptive Rights. Any preemptive rights of a Shareholder to acquire unissued or treasury shares of the Corporation which are or may at any time be limited or denied by the Articles of Incorporation may be set forth at length on the face or back of the certificate representing shares subject thereto. In lieu of providing such a statement in full on the certificate, a statement on the face or back of the certificate may provide that the Corporation will furnish such information to any Shareholder without charge upon written request to the Corporation at its principal place of business and that a copy of such information is on file in the office of the Secretary of State, or refer to such denial of preemptive rights in any other manner permitted by law.

        (d) Unregistered Securities. Any security of the Corporation, including, among others, any certificate evidencing shares of the Common Stock or warrants to purchase Common Stock of the Corporation, which is issued to any person without registration under the Securities Act of 1933, as amended, or the securities laws of any state, shall not be transferable until the Corporation has been furnished with a legal opinion of counsel with reference thereto, satisfactory in form and content to the Corporation and its counsel, if required by the Corporation, to the effect that such sale, transfer or pledge does not involve a violation of the Securities Act of 1933, as amended, or the securities laws of any state having jurisdiction. The certificate representing the security shall bear substantially the following legend:

        "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD OR TRANSFERRED UNLESS SUCH OFFER, SALE OR TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE BLUE SKY LAWS. ANY OFFER, SALE OR TRANSFER OF THESE SECURITIES MAY NOT BE MADE WITHOUT THE PRIOR WRITTEN APPROVAL OF THE CORPORATION".

                                                          APPENDIX PAGE 22 OF 34

7.04    Payment of Shares.

        (a) Kind. The consideration for the issuance of shares shall consist of money paid, labor done (including services actually performed for the Corporation) or property (tangible or intangible) actually received. Neither promissory notes nor the promise of future services shall constitute payment for shares.


        (b) Valuation. In the absence of fraud in the transaction, the judgment of the Board of Directors as to the value of consideration received shall be conclusive.

        (c) Effect. When consideration, fixed as provided by law, has been paid, the shares shall be deemed to have been issued and shall be considered fully paid and nonassessable.

        (d) Allocation of Consideration. The consideration received for shares shall be allocated by the Board of Directors, in accordance with law, between Stated Capital and Capital Surplus accounts.

7.05 Subscriptions. Unless otherwise provided in the subscription agreement, subscriptions for shares shall be paid in full at such time or in such installments and at such times as determined by the Board of Directors. Any call made by the Board of Directors for payment on subscriptions shall be uniform as to all shares of the same series. In case of default in the payment on any installment or call when payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due to the Corporation.

7.06 Lien. For any indebtedness of a Shareholder to the Corporation, the Corporation shall have a first and prior lien on all shares of its stock owned by him and on all dividends or other distributions declared thereon.

7.07 Lost, Stolen or Destroyed Certificates. The Corporation shall issue a new certificate in place of any certificate for shares previously issued if the registered owner of the certificate.

        (a) Claim. Submits proof in affidavit form that it has been lost, destroyed or wrongfully taken; and

        (b) Timely Request. Requests the issuance of a new certificate before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim; and

        (c) Bond. Gives a bond in such form, and with such surety or sureties, with fixed or open penalty, if the Corporation so requires, to indemnify the Corporation (and its transfer agent and registrar, if any) against any claim that may be made on account of the alleged loss, destruction, or theft of the certificate; and

        (d) Other Requirements. Satisfies any other reasonable requirements imposed by the Corporation.

        When a certificate has been lost, apparently destroyed or wrongfully taken, and the holder of record fails to notify the Corporation within a reasonable time after he has notice of it, and the Corporation registers a

                                                          APPENDIX PAGE 23 OF 34
transfer of the shares represented by the certificate before receiving such notification, the holder of record shall be precluded from making any claim against the Corporation for the transfer or for a new certificate.

7.08 Registration of Transfer. The Corporation shall register the transfer of a certificate for shares presented to it for transfer if:

        (a) Endorsement. The certificate is properly endorsed by the registered owner or by his duly authorized attorney; and

        (b) Guaranty and Effectiveness of Signature. If required by the Corporation, the signature of such person has been guaranteed by a national banking association or member of the New York Stock Exchange, and reasonable assurance is given that such endorsements are effective; and

        (c) Adverse Claims. The Corporation has no notice of an adverse claim or has discharged any duty to inquire into such a claim; and

        (d) Collection of Taxes. Any applicable law relating to the collection of taxes has been complied with.

7.09 Registered Owner. Prior to due presentment for registration of transfer of a certificate for shares, the Corporation may treat the registered owner or holder of a written proxy from such registered owner as the person exclusively entitled to vote, to receive notices and otherwise exercise all the rights and powers of a Shareholder.

7.10 Preemptive Rights. No Shareholder or other person shall have any preemptive rights of any kind to acquire additional, unissued or treasury shares of the Corporation, or securities of the Corporation convertible into, or carrying rights to subscribe to or acquire, shares of any class or series of the Corporation's capital stock, unless, and to the extent that, such rights may be expressly granted by appropriate action.

ARTICLE EIGHT:  GENERAL PROVISIONS

8.01    Dividends and Reserves.

        (a) Declaration and Payment. Subject to statute and the Articles of Incorporation, dividends may be declared by the Board of Directors at any regular or special meeting and may be paid in cash, in property or in shares of the Corporation. The declaration and payment shall be at the discretion of the Board of Directors.

        (b) Record Date. The Board of Directors may fix in advance a record date for the purpose of determining Shareholders entitled to receive payment of any dividend, such record date to be not more than sixty days prior to the payment date of such dividend, or the Board of Directors may close the stock transfer books for such purpose for a period of not more than sixty days prior to the payment date of such dividend. In the absence of any action by the Board of Directors, the date upon which the Board of Directors adopts the resolution declaring such dividend shall be the record date.

                                                          APPENDIX PAGE 24 OF 34

        (c) Reserves. By resolution, the Board of Directors may create such reserve or reserves out of the Earned Surplus of the Corporation as the Directors from time to time, in their discretion, think proper to provide for contingencies, or to equalize dividends, or to repair or maintain any property of the Corporation, or for any other purpose they think beneficial to the Corporation. The Directors may modify or abolish any such reserve in the manner in which it was created.

8.02 Books and Records. The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its Shareholders and Board of Directors, and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its Shareholders, giving the names and addresses of all Shareholders and the number and class of the shares held by each.

8.03 Annual Reports. The Board of Directors shall cause such reports to be mailed to Shareholders as the Board of Directors deems to be necessary or desirable from time to time.

8.04 Checks and Notes. All checks or demands for money and notes of the Corporation shall be signed by such Officer or Officers or such other person or persons as the Board of Directors designates from time to time.

8.05 Fiscal Year. The fiscal year of the Corporation shall be the calendar year.

8.06 Seal. The Corporation Seal (of which there may be one or more examples) may contain the name of the Corporation and the name of the state of incorporation. The Seal may be used by impressing it or reproducing a facsimile of it, or otherwise. Absence of the Corporation Seal shall not affect the validity or enforceability or any document or instrument.

8.07    Indemnification.

        (a) The Corporation shall have the right to indemnify, to purchase indemnity insurance for, and to pay and advance expenses to, Directors, Officers and other persons who are eligible for, or entitled to, such indemnification, payments or advances, in accordance with and subject to the provisions of Indiana law, to the extent such indemnification, payments or advances are either expressly required by such provisions or are expressly authorized by the Board of Directors within the scope of such provisions. The right of the Corporation to indemnify such persons shall include, but not limited to, the authority of the Corporation to enter into written agreements for indemnification with such persons.

        (b) To the fullest extent permitted by, and in the manner permissible under the laws of the State of Indiana, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or served any other enterprise as director, officer or employee at the request of the Corporation. The Board of Directors, in its discretion, shall have the power on behalf of the Corporation to indemnify any person, other than a director or officer, made a party to any action, suit, or proceeding by reason of the fact that he/she is or was an employee of the Corporation. A Director of the Corporation shall not be liable to

                                                          APPENDIX PAGE 25 OF 34
             the Corporation or its shareholders for monetary damages for an act or omission in the Director's capacity as a Director, except that this provision does not eliminate or limit the liability of a Director to the extent the Director is found liable for:

             (1) a breach of the Director's duty of loyalty to the Corporation or its shareholders;

             (2) an act or omission not in good faith that constitutes a breach of duty of the Director to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;

             (3) a transaction from which the Director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the Director's office; or

             (4) an act or omission for which the liability of a Director is expressly provided by an applicable statute.

8.08 Amendment of Bylaws. These Bylaws may be altered, amended or repealed at any meeting of the Board of Directors at which a quorum is present, by the affirmative vote of a majority of the Directors present thereat, provided notice of the proposed alteration, amendment, or repeal is contained in the notice of such meeting.

8.09 Construction. Whenever the context so requires, the masculine shall include the feminine and neuter, and the singular shall include the plural, and conversely. If any portion of these Bylaws are ever finally determined to be invalid or inoperative, then, so far as is reasonable and possible:

        (a)  The remainder of these Bylaws shall be valid and operative; and

        (b) Effect shall be given to the intent manifested by the portion held invalid or inoperative.

8.10 Table of Contents; Headings. The table of contents and headings are for organization, convenience and clarity. In interpreting these Bylaws, they shall be subordinated in importance to the other written material.

Signed for Identification,

Chineseinvestors.com, Inc..
An Indiana Corporation



BY: /s/ Warren Wei Wang
    -------------------------------------------
    Its:  Chairperson of the Board of Directors

                                                          APPENDIX PAGE 26 OF 34

                                                          APPENDIX PAGE 27 OF 34

Minutes of a Special Meeting of the Board of Directors of Chineseinvestors.com, An Indiana Corporation held on July 5th, 2004.

Present:  Warren  Wang,  CEO  and Member of the Board of Directors (Attending by
             telephone)
          Brett  Roper,  Secretary  and  Member  of  the Board of
             Directors Leon J. Sabean, Guest
          Trey Hollingsworth, (Hollingsworth LLC Designate)

1. Chairman

Warren Wang, acting as the Chairman of the Board of Directors called the meeting to order at approximately 4:10 PM on Monday, July 5th noting all members of the Board of Directors were present at the Hampton Inn in Arcadia California. All present also acknowledge waiving notice as required by company protocol of such meeting along with the notice time period.

The primary purpose of today's meeting is to discuss the possibility of 1) preparation for the FY 2004 Annual Meeting, 2) Hollingsworth LLC's interest in selling its holdings in CI, 3) reverse splitting the Company's shares in consideration of desired per share pricing of common stock and 4) the options related to re-activation of our efforts in taking the company public.

Mr. Hollingsworth (Trey) noted that Hollingsworth LLC was currently entertaining offers to purchase its interests and reminded the Board that Hollingsworth LLC still held the URL's as security as it related to a line of credit provided to the Company by Hollingsworth LLC.

The Company also noted that Mr. Wang had substantially expanded the Shanghai Representative Offices.

After discussions, Mr. Roper entered a motion that the Board of Directors be authorized to reverse split common shares of the company. After additional discussions and a call to our Corporate Counsel, Mr. Michael Spadaccini, the motion was amended to read that "The Board of Directors of Chineselnvestors.COM, an Indiana Corporation is hereby authorized in accordance with its bylaws and security laws of Indiana, to reverse split its common shares to any level deemed advisable at any future point in time in consideration of the Company 1)
becoming a publically traded company or 2) the Majority Shareholder; Hollingsworth LLC selling its entire interests." The motion was seconded by Mr. Sabean and passed unanimously; Mr. Roper, Mr. Wang, and Mr. Sabean voting in the affirmative.

2. SB2 and Public Company Options

Various discussion were held relating to options to take Chineselnvestors.COM to a public company status including re-submittal of our SB2 as well as a reverse merger. After these discussions the Board elected table any efforts to move the Company forward to a public status due to lack of funds as well as the unstable state of our revenue generation.

3. Other Business

There being no further business, the Chairman declared the meeting closed and it was noted that a quorum was present throughout the meeting.

I so attest and verify the above minutes as true and accurate, in my capacity as Secretary of the Board of Directors of this Corporation.


/s/ Brett Roper
---------------
Mr. Brett Roper, Secretary of the Board
Monday, July 5, 2004


                                                          APPENDIX PAGE 28 OF 34

                              CHINESEINVESTORS.COM
                             An Indiana Corporation


                           CHINESELNVESTORS.COM BOARD
                                  RESOLUTIONS

Attending:    Warren Wang, CEO
              James S. Toreson, Board Member
              Brett Roper, VP Corporate Services

CC:           Ben Borgers, CPA
              Paul Dickman, Consulting Accountant
              Michael Shaff, Legal Counsel

Date:         Saturday, July 16, 2011


All Parties waived notice required for the meeting(s) as described above, held at our meeting room located at 150 North Santa Anita Avenue in Arcadia, California from approximately 8 AM through 2 PM on this date. The purpose of the meeting was to discuss various items as well as take action(s) as noted herein:

RESOLUTIONS

(A) Resolved that the Board of Directors hereby votes unanimously to amend its current Regulation D offering to have the face value increased to $1,500,000 (from the original $1,000,000 target value); instructing Michael Shaff to secure the correct 'sticker' document and provide it to Brett Roper soonest so that the PPM may be amended to reflect this action.

(B) RESOLVED that the Board of Directors hereby votes unanimously to re-domicile the Indiana Corporation to Nevada at some future point in time most likely after the company is listed on the OTC BB; instructing Michael Shaff to create the necessary documents and filings as required. The Board further instructs Brett Roper to coordinate this activity and submit the final document set to the Board for final approval once it has been created.

(C) RESOLVED, that the Board of Directors hereby votes unanimously to engage the Canadian legal firm of McMillan LLP to coordinate the securing of a Canadian registration statement (if required) for the current Regulation D Offering as well as insure that all Canadian Investors meet both US and Canadian requirements for accreditation. The Board further instructs that Brett Roper and Michael Shaff (current legal counsel) follow through regarding all measures as may be determined to be needed to insure that the process meets all relative Canadian Laws.

                      150 N Santa Anita Avenue, Suite 300
                               Arcadia, CA 91006
                   Tel: (626) 821-1898 - Fax: (626) 821-1854


                                                          APPENDIX PAGE 29 OF 34

(D) RESOLVED, that the Board of Directors hereby votes unanimously, after due consideration and discussion to secure the Market Making services of Glendale Securities for its 15c2-11 and DTC applications as well as pursuit thereof so that it may become traded on the OTCBB. The Board further instructed Brett Roper to coordinate the filings of all necessary documents as well as insure all related payments for services and expenses are made in a timely manner. The Board also instructed Brett Roper to keep them apprised of progress as well as any documents they personally may need to provide for the process.

(E) Resolved, that the Board of Directors hereby votes unanimously to increase the current levels of pay for Warren Wang, Lan Jiang, Brett Roper, and Jim Toreson by 15% noting each Director abstained in the individual elections related to their own compensation.

(F) RESOLVED, that the Board of Directors hereby votes unanimously to reverse split the shares of the Company's common stock eight (8) shares back to one (1) share as well as round fractional shares up to the nearest whole number.

(G) REVOLVED that the Board of Directors hereby votes unanimously to retain the services of Public Ease to handle all SEC filings (XBRL) for FY 2012. The Board further instructed Brett Roper to follow up all requirements as may be needed and insure all filings continue on a timely basis.

(H) RESOLVED, that the Board of Directors hereby votes unanimously to accept Paul Dickman (based upon execution of the agreement) as VP of Accounting and Finance, to accept the employment agreement as presented by Brett Roper, and instructed Brett Roper to add Paul Dickman to the signatories listing for East West Bank Account access and utilization. The Board of Directors further agreed (unanimously) to instruct Warren Wang and Brett Roper to secure debit cards to access the East West Bank corporate account to pay for general expenses. The Board of Directors instructed Brett Roper to create a document that defines the current benefits affords existing employees of the Company and insure that this description is included in all future employment agreements related to US based employees (China operations have their own requirements in consideration of China Law).

As the Secretary of the Board of Directors I affirm these resolutions to be accurate to the best of my information and upon their review and confirmation of accuracy by Warren Wang ai James Toreson, will implement such resolutions.


By: /s/ Brett Roper
    Brett Roper
    Secretary of the Board of Directors
    Authorized Corporate Officer


There being no other business, this Board of Directors Meeting and Study Session was adjourned at approximately 12:15 PM.

                      150 N Santa Anita Avenue, Suite 300
                               Arcadia, CA 91006
                   Tel: (626) 821-1898 - Fax: (626) 821-1854



                                                          APPENDIX PAGE 30 OF 34

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

Via E-mail
Wei Wang
Chief Executive Officer
ChineseInvestors.com, Inc.
13791 E. Rice Place, Suite #107
Aurora, CO 80015


     RE: CHINESEINVESTORS.COM, INC.
         AMENDMENT NO. 3 TO FORM S-1
         FILED JUNE 4, 2012 FILE
         NO. 333-179783

Dear Mr. Wang:


      We have limited our review of your registration statement to the issues addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated June 1, 2012 and are unable to agree. Please supplementally provide us with an opinion of counsel who is authorized to practice in Indiana supporting your position that no shareholder vote is required on a reverse split of outstanding common stock; that Indiana does not place any time limits on shareholder authorization for the board of directors to act upon any matter; and that no amendment to your articles of incorporation is required to be filed with the Secretary of State to effectuate a reverse stock split. In the opinion, please have counsel address the nature of the reverse stock split
      - i.e, whether both the company's issued and unissued authorized shares were subject to the split or only the company's issued shares. In the alternative, provide risk factor disclosure regarding failing to comply with state laws and, if applicable, federal securities laws for effectuating a reverse stock split without proper notice, authorization, and filing of an amendment to the articles of incorporation.

                                                          APPENDIX PAGE 31 OF 34

Wei Wang
ChineseInvestors.com, Inc.
June 13, 2012
Page 2



      You may contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.

                                                  Sincerely,


                                                  /s/ Kathleen Krebs, for


                                                  Larry Spirgel
                                                  Assistant Director


cc:     Via E-mail
        Dennis Brovarone, Esq


                                                          APPENDIX PAGE 32 OF 34

                                Dennis Brovarone
                         ATTORNEY AND COUNSELOR AT LAW
                            18 MOUNTAIN LAUREL DRIVE

                              LITTLETON, CO 80127
                     PHONE 303 466 4092 / FAX 303 466 4826
                           EMAIL: DBROVARONE@AOL.COM

June 4, 2012

Ajay Koduri, Attorney-Advisor
Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission

      RE: CHINESEINVESTORS.COM, INC.
          FORM AMENDMENT NO 2 TO S-1 FILED MAY 24, 2012
          File No, 333-1792012

Dear Mr. Koduri and Ms. Krebs:

      This correspondence responds to the staff comments dated June l, 2012. This response letter is being transmitted via EDGAR on this date with Amendment No.3 to the registration statement which makes no changes other the filing on a new Exhibit 5.1 and an updated Exhibit 23 Auditor Consent.

The   following  reproduces  each  of  the  staff's  comments  followed  by  our supplemental response.

1. We note your response to comment 2 from our letter dated April 24, 2012. Please refer to Indiana Code Section 23-1-38-4 and advise why Indiana does not require a shareholder vote on a reverse split of outstanding common stock. Also present your justification for why Indiana does not place any time limits on shareholder authorization for the board of directors to act upon any matter. Further, advise whether you filed an amendment to your articles of incorporation with the Secretary of State to effectuate the reverse stock split.

RESPONSE: IC 23-1-38-4(5) does entitle the holders of a class "to vote as a separate voting group (if shareholder voting is otherwise required by this a1iiele) on a proposed amendment if the amendment would: (5) change the shares of all or part of the class into a different number of shares of the same class." However the board of directors did not propose an amendment to its articles of incorporation to effect a reverse split and there is no Indiana statutory nor Articles of Incorporation requirement for special voting requirements of any kind or specifically for a reverse split. Therefore in reliance upon 23-1-38-1, board of directors, vested with "all corporate powers" and subject to no limitation set forth in the articles of incorporation pursuant to IC 23-1-33-1 Necessity of board of directors; powers, determined that an amendment to the articles was not required for the reverse split. This also authorized the board's authority to execute the reverse split at some point in the future as it deems advisable. It should be further noted that even if an amendment had been required, pursuant to IC 23-1-38-3(c) the board of directors may have conditioned its proposed amendment on any basis and so was within its powers to authorize the execution of the reverse split at some point in the future as the board deems advisable. It should also be noted that over 78% of the outstanding common stock and unanimously by those present at the meeting, voted in favor of the board authorization and in the nearly eight years since the vote, no shareholder has ever objected.

                                                          APPENDIX PAGE 33 OF 34

RESPONSE: IC 23-1-38-4(5) does entitle the holders of a class "to vote as a separate voting group (if shareholder voting is otherwise required by this a1iiele) on a proposed amendment if the amendment would: (5) change the shares of all or part of the class into a different number of shares of the same class." However the board of directors did not propose an amendment to its articles of incorporation to effect a reverse split and there is no Indiana statutory nor Articles of Incorporation requirement for special voting requirements of any kind or specifically for a reverse split. Therefore in reliance upon 23-1-38-1, board of directors, vested with "all corporate powers" and subject to no limitation set forth in the articles of incorporation pursuant to IC 23-1-33-1 Necessity of board of directors; powers, determined that an amendment to the articles was not required for the reverse split. This also authorized the board's authority to execute the reverse split at some point in the future as it deems advisable. It should be further noted that even if an amendment had been required, pursuant to IC 23-1-38-3(c) the board of directors may have conditioned its proposed amendment on any basis and so was within its powers to authorize the execution of the reverse split at some point in the future as the board deems advisable. It should also be noted that over 78% of the outstanding common stock and unanimously by those present at the meeting, voted in favor of the board authorization and in the nearly eight years since the vote, no shareholder has ever objected.

Finally it should also be noted that even if an amendment was required, it could have been done without shareholder approval pursuant to IC 23-1 -38-2, which states the board of directors may adopt an amendment without shareholder action to: (4) change each issued and unissued authorized share of an outstanding class into a greater number of whole shares or a lesser number of whole shares and fractional shares if the corporation has only shares of that class outstanding. As the time of the vote, there was no preferred stock outstanding, the board would have had the authority to adopt the amendment without shareholder approval.

Exhibit 5.1

      The first paragraph of the legal opinion states "you have requested my opinion as to the legality of the issuance of common stock by Chineselnvestors.COM, Inc." Because you are registering the shares to be held by Kodiak Capital Group, LLC for resale, your opinion should address this transaction. Revise accordingly. Similarly, the opinion states "upon issuance of the Shares pursuant to the Investment Agreement, the Shares will have been duly authorized by all necessary corporate action on the part of the Company." However, as noted, this opinion should address the transaction being registered; that is, revise to state, if true, the shares to be offered for resale by Kodiak will be validly issued, fully paid, and nonassessable.

RESPONSE: The opinion has been revised accordingly.

Thank you for your assistance and we look forward to hearing back from the Staff as soon as possible.

Sincerely,

Dennis Brovarone
Legal Counsel


                                                          APPENDIX PAGE 34 OF 34